Ferroglobe PLC

IMPORTANT GENERAL MEETING INFORMATION 000004

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DESIGNATION (IF ANY)
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Admission Ticket

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Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 08:31 a.m., EST, on August 1, 2018.

Vote by Internet

- Go to **www.envisionreports.com/GSM**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

General Meeting Proxy Card 1234 5678 9012 345

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals — The Board recommends a vote FOR proposal 1.

	For	Against	Abstain
1. That the terms of the buyback contract(s) made available to shareholders for review be approved and the Company be authorised to make off-market purchases of its ordinary shares under those contracts, subject to the provisos set out in the notice of meeting	☐	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

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. August 2018 General Meeting Admission Ticket August 2018 General Meeting of Shareholders of Ferroglobe PLC Friday, August 3, 2018 at 13:30 British Summer Time Third Floor of Lansdowne House, 57 Berkeley Square, Mayfair, London W1J 6ER, United Kingdom Upon arrival, please present this admission ticket and photo identification at the registration desk. q IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — Ferroglobe PLC Proxy Solicited by Board of Directors for General Meeting – August 3, 2018 The undersigned hereby appoints the Company’s Executive Chairman or Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the General Meeting of Shareholders of Ferroglobe PLC called to be held on Friday, August 3, 2018 at 13:30 British Summer Time on the Third Floor of Lansdowne House, 57 Berkeley Square, Mayfair, London W1J 6ER, United Kingdom, or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the notice of General Meeting of Ferroglobe PLC. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned’s proxy, or their substitutes, by virtue of this executed card may take in accordance with the proxy granted hereunder. IF NO DIRECTION AS TO THE MANNER OF VOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED “FOR” THE RESOLUTION IN PROPOSAL 1 AS INDICATED ON THE REVERSE SIDE HEREOF. You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote “FOR” proposal 1. (Items to be voted appear on reverse side.)

Ferroglobe PLC

IMPORTANT GENERAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

General Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals — The Board recommends a vote FOR proposal 1.

	For	Against	Abstain
1. That the terms of the buyback contract(s) made available to shareholders for review be approved and the Company be authorised to make off-market purchases of its ordinary shares under those contracts, subject to the provisos set out in the notice of meeting	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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. q PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — Ferroglobe PLC Proxy Solicited by Board of Directors for General Meeting – August 3, 2018 The undersigned hereby appoints the Company’s Executive Chairman or Company Secretary, each individually and each with powers of substitution, as proxies for the undersigned to vote all of the Ordinary Shares the undersigned may be entitled to vote at the General Meeting of Shareholders of Ferroglobe PLC called to be held on Friday, August 3, 2018 at 13:30 British Summer Time on the Third Floor of Lansdowne House, 57 Berkeley Square, Mayfair, London W1J 6ER, United Kingdom, or any adjournment or postponement thereof in the manner indicated on the reverse side of this proxy, and upon such other business as may lawfully come before the meeting or any adjournment or postponement thereof. The undersigned acknowledges receipt of the notice of General Meeting of Ferroglobe PLC. The undersigned revokes any proxy or proxies previously given for such shares. The undersigned ratifies and confirms any actions that the persons holding the undersigned’s proxy, or their substitutes, by virtue of this executed card may take in accordance with the proxy granted hereunder. IF NO DIRECTION AS TO THE MANNER OF VOTING THE PROXY IS MADE, THE PROXY WILL BE VOTED “FOR” THE RESOLUTION IN PROPOSAL 1 AS INDICATED ON THE REVERSE SIDE HEREOF. You are encouraged to specify your choices by marking the appropriate boxes (SEE REVERSE SIDE) but you need not mark any boxes if you wish to vote in accordance with the Board of Directors’ recommendations. This proxy, when properly executed, will be voted in the manner directed herein. The Board of Directors recommends a vote “FOR” proposal 1. (Items to be voted appear on reverse side.)